Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8/S-3) and related Prospectus of Marvell Technology Group Ltd.  for the registration of 169,277 common shares issued or to be issued pursuant to stock units granted under the Marvell Technology Group Ltd. Amended and Restated 1995 Stock Option Plan and to the incorporation by reference therein of our report dated November 2, 2006, with respect to the Statements of Assets to Be Acquired and Liabilities to Be Assumed and Statements of Net Revenues and Direct Expenses of the Hand Held Products Group included in Marvell Technology Group Ltd.’s Current Report on Form 8-K/A dated July 2, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

June 20, 2008